

Mail Stop 3030

April 26, 2010

Via Facsimile and U.S. Mail

Alfred E. Brennan, Jr.
Chairman
Young Innovations, Inc.
13705 Shoreline Court East
Earth City, Missouri 63045

> **Re: Young Innovations, Inc.**
> **Annual Report on Form 10-K for the**
> **fiscal year ended December 31, 2009**
> **Filed March 16, 2010**
> **File No. 0-23213**

Dear Mr. Brennan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K for the fiscal year ended December 31, 2009

Sales and Marketing of Professional Products, page 6

1.   We note the disclosure in the first paragraph of this section about Henry Schein and Patterson Companies. In future filings, clarify whether you have written

agreements with your major distributors and, if applicable, disclose the material terms of the agreements.

Difficulty in obtaining goods and services from our vendors and suppliers, page 12

2. We note the disclosure in the last sentence of this risk factor that you attempt to have multiple sources for key materials and supplies. In future filings, disclose the extent to which your products incorporate materials and supplies purchased from single sources and discuss their availability. Also, clarify whether you have written agreements with any of the suppliers, and, if applicable, disclose the material terms of the agreements.

Executive Compensation, page 48

3. We note the references to "market surveys" and "comparative statistics for companies in the dental industry" on page 11 of your "Compensation Discussion and Analysis" that you have incorporated by reference from your proxy statement. Please include in future filings an analysis of where compensation of your named executive officers fell compared to the data. If any of your named executive officers are compensated at levels that are materially different from the data, please also provide discussion and analysis as to why. Also, identify the companies that you considered in the comparison.

4. We note from your disclosure under "Base Salary" on page 12 that you refer to the individual's responsibility and performance generally and other factors. In future filings, describe specifically how the factors were used to make compensation decisions during the applicable periods.

5. If you grant restricted shares to your named executive officers in the future, please include analysis and insight into how your Compensation Committee made its compensation determination with respect to each named executive officer. For example, discuss and analyze how the Compensation Committee determined the actual number of restricted shares that were awarded to your named executive officers and, if applicable, why those awards varied among your named executive officers. We note your disclosure under "Long-Term Incentive Compensation" on page 14 that you refer to responsibilities and contributions to achieving "goals" and "increased shareholder value."

6. We note that you have not disclosed the specific "goals" and "increased shareholder value" to be achieved for your named executive officers to receive restricted shares. Provide such disclosure in future filings, as applicable. To the extent you believe disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed

explanation supporting your conclusion. Refer to Question 118.04 of the Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm. To the extent that it is appropriate to omit specific goals, you are required to provide appropriate disclosure pursuant to Instruction 4 to Item 402(b) of Regulation S-K. In discussing how difficult or likely it will be to achieve the goals and increased shareholder value, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

7.   If you grant retention bonuses to your named executive officers in the future, include analysis and insight into how your Compensation Committee made its compensation determination with respect to each named executive officer. For example, discuss and analyze how the Compensation Committee determined the actual amount of the retention bonus that was awarded to your named executive officers and, if applicable, why those bonuses varied among your named executive officers. We note your disclosure under "Retention Bonus" on page 14 does not appear to include such analysis and insight.

8.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Exhibit Index, page 50

9.   Please file as exhibits material contracts as required by Item 601(b)(10) of Regulation S-K. For example, we note the disclosure on pages 6 and 12 about major distributors and suppliers; however, it does not appear that you have filed as exhibits any written agreements with your distributors and suppliers.

10.   Please tell us where you filed as an exhibit your amended and restated employment agreement with Mr. Richmond mentioned in the first paragraph on page 29 of the definitive proxy statement that you have incorporated by reference into your Form 10-K.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information

Alfred E. Brennan, Jr.
Young Innovations, Inc.
April 26, 2010
Page 4

investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3635 if you have any questions.

Sincerely,

Tim Buchmiller
Senior Attorney